                                                               EXHIBIT 99(a)(14)


FOR IMMEDIATE RELEASE
---------------------

February 5, 1999

Contact:

Ira B. Morgenstern
Holmes Products Corp.
Senior Vice President - Finance
508/634-8050


                        HOLMES PRODUCTS CORP. COMPLETES
                        -------------------------------
                        ACQUISITION OF THE RIVAL COMPANY
                        --------------------------------


     Milford, Massachusetts - February 5, 1999 - Holmes Products Corp. ("Holmes") announced today that it had completed its acquisition of The Rival Company (NASDAQ: RIVL)("Rival"). On February 3, 1999, Holmes, through its wholly-owned subsidiary, Moriarty Acquisition Corp. ("Moriarty"), concluded the successful tender offer for Rival's common stock at a price of $13.75 in cash per share. Today, Holmes and Moriarty purchased and paid for the 9,142,838 tendered shares, representing approximately 98.4% of the outstanding Rival shares, and repaid approximately $148.9 million of Rival's outstanding indebtedness.

     The acquisition and refinancing transactions were funded through new senior credit facilities and private placements of additional subordinated debt and equity. New equity was provided by management, certain other investors and Berkshire Partners LLC, a Boston-based equity firm which is Holmes' largest shareholder. The acquisition of the remaining Rival shares was effected through the merger, effective today, of Moriarty with and into Rival. As a result of the merger, Rival became a wholly-owned subsidiary of Holmes.


     "We are thrilled to complete the acquisition of The Rival Company," commented Jordan A. Kahn, President and Chief Executive Officer. "This is a great day for Holmes and Rival. We look forward to even greater success as a leader in the electrical appliance industry."

     Pursuant to the terms of the merger, former holders of Rival common stock who did not tender their shares are entitled to receive $13.75 in cash for each of their shares. Such holders will be mailed a formal notice of merger and instructions to follow in order to obtain the cash payments for their shares which they are entitled to receive as a result of the merger.

     Holmes is a leading developer, manufacturer and marketer of quality branded home comfort products, including fans, heaters, humidifiers and air purifiers. In addition, Holmes markets and distributes a variety of decorative and home office lighting products, as well as various replacement filters and accessories for its products.

     Rival is a leading designer, manufacturer and marketer of a variety of products including small kitchen and personal care appliances such as Crock-Pot(R) slow cookers, can openers and massagers; products for the home environment including space heaters, air purifiers, showerheads, utility pumps, humidifiers and fans; and building supply and industrial products such as household ventilation, door chimes, ceiling fans and industrial fans.

     Some of the statements in this press release may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking information is inherently subject to risks and uncertainties, which include, but are not limited to, the successful and timely completion of this transaction, the effective integration of Rival into Holmes and the overall economic, market, and industry conditions, as well as the risks described from time to time in reports filed by Holmes and Rival with the Securities and Exchange Commission, including their most recently filed Form 10-K, Form 10-Q and Form 8-K reports. Should any such risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results or outcomes may vary materially from those anticipated.

                                      # # #